                                                            WWA GROUP, INC.
                                                2465 W. 12TH ST., TEMPE, AZ 85281-6935
                                                   TEL 480 505 0071 FAX 480 505 0071

         July 12, 2006

Mr. Daniel L. Gordon
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.W.
Washington, D.C. 20549

Via Facsimile (202) 772-9203

Re:      WWA Group, Inc.
         Form 10-KSB for the year ended December 31, 2004
         Filed April 15, 2005
         Form 10-KSB for the Year Ended December 31, 2005
         Filed March 3, 2006
         Response Letters Dated December 30, 2005 and April 19, 2006
         File No. 0-26927

Dear Mr. Gordon:

Thank you for your comments dated May 24, 2006 related to our disclosure for WWA Group, Inc. ("Company") on Form 10-KSB for the year ended December 31, 2005, filed on March 3, 2006.

Please direct copies of all responses and any additional comments to the following address and fax number:

         Robert N. Wilkinson
         60 East South Temple, Suite 1270
         Salt Lake City, Utah 84111
         Telephone: (801) 533-9645
         Fax: (801) 220-0625

The following are our detailed responses to your comments.

Form 10-KSB

General

1.       We note the statement in your risk factor headed "Sales of equipment from our auctions may ultimately end up in Iran" on page 18 that "there is reason to believe that some percentage of the equipment sold at our auctions ultimately ends up in
         Iran." Please expand your qualitative materiality analysis to take into account your belief that some percentage of the equipment sold at your auctions is delivered into a country identified as a terrorist-sponsoring state. Your expanded discussion should address the impact of such sales on your corporate activities, reputation and share value.

Response:

         We intend to revise the risk factor headed "Sales of equipment from our auctions may ultimately end up in Iran" to "Sales of equipment from our auctions may ultimately end up in Iran, Sudan or Syria" in future filings to expand our qualitative materiality analysis of our belief that some percentage of the equipment sold at our auctions may be delivered into a country identified as a terrorist-sponsoring state to address the impact of any such sales on our corporate activities, reputation and share value as follows:

         "Sales of equipment from our auctions may ultimately end up in Iran, Sudan or Syria

         Due to the proximity of Iran, Sudan and Syria to our auction site, sales records and statistics on regional spending on used construction equipment, there is reason to believe that some percentage of the equipment sold at our auctions ultimately ends up in Iran, Sudan or Syria. Although we sell no equipment to Iran, Sudan or Syria, countries which the U.S. State
         Department and the Office of Foreign Assets Control ("OFAC") have identified as state sponsors of terrorism, and we make no effort to attract consignors or bidders from any country recognized as a state sponsor of terrorism, it is possible that some equipment at our auctions is sold to entities that re-export to these countries, particularly to Iran. Our own records indicate that registered bidders with Iranian addresses bought $7,300,000 worth of equipment, registered bidders with
         Sudanese addresses bought $1,847,950 worth of equipment and registered bidders with Syrian addresses bought $202,300 worth of equipment at our Dubai auctions between 2001 and 2005, from a total of over $371,600,000 in sales during this period or approximately 2.5% of our total sales. We do not believe that this percentage of our sales has any impact on our operations, reputation or shareholder value. However, despite the fact that we have no knowledge of delivery of equipment purchased at our auctions into Iran, Sudan or Syria nor any means to control any such sales, the U.S. State Department or OFAC could impose fines upon us or cause us to restrict certain of our sales based on this possibility. Any such action on the part of the U.S. State Department or OFAC could have a negative impact on our reputation which might decrease shareholder value."

2.       The same risk factor also states that you "have neither knowledge of nor any means to control sales" into Iran. In a discussion of Iran on page 11, however, you indicate that Iran's need for heavy equipment has increased, and state that "...
         Iran is likely to be a significant source of regional equipment demand," and that you are "in an ideal position to benefit from this sustained acceleration in regional business." These statements suggest that you are taking measures or otherwise seek to benefit from sales involving Iran, which is inconsistent with the implication that you would restrict such sales if you could control them. Please revise your risk factor in future filings to clarify whether you are taking measures or otherwise seek to benefit from sales involving Iran. Please provide us with the text of your proposed disclosure.

Response:

         We have revised our risk factor headed "Sales of equipment from our auctions may ultimately end up in Iran," as detailed above, to clarify any possible interpretation of inconsistency, by disclosing that WWA Group makes no effort to attract consignors or bidders from any state recognized as a sponsor of terrorism and therefore does in no way seek to benefit from any transaction connected to a terrorist state.

3.       We note the reference on page 17 of your 2005 Form 10-KSB to Sudan and Syria. Please describe your contacts, if any, with
         Sudanese and Syrian consignors, bidders, sellers and other auction participants, similar to the list of Iranian entities and persons you provided in your response of December 30, 2005. If you believe that equipment sold at your auctions is destined for Syria and/or Sudan, please tell us the approximate amount of such annual sales for 2002 through 2005 and address whether they are material to you or present a material investment to your security holders in light of Syria's and Sudan's status as state sponsors of terrorism. Your expanded materiality analysis should address delivery of equipment sold at your auctions into Sudan, Syria and Iran individually and in the aggregate.

Response:

Attached to this response are complete lists of buyers with Syrian and Sudanese addresses that have bought at our auctions from 2001 through June 2006.  We are not aware of the actual destination of the equipment purchased by these buyers.  The data shows that a total of $2,191,000 worth of equipment was purchased by these buyers during the 66 month period, or about 0.5% of our total gross auction sales.  The data indicates that about 0.2% of our gross revenue was derived from purchases made by these buyers in the 66 month period.  Combining the purchases made by buyers with Iranian addresses during the same period indicates about 1% of our gross revenues were derived from buyers with Iranian, Sudanese and Syrian addresses during 2001 through June 2006. We do not believe the amount of sales to these buyers is material to our business nor do we believe that these sales present a material risk to our security holders in light of Syria's and Sudan's status as state sponsors of terrorism.

We do hope that the information provided above is responsive to your comments.  Should you have any additional comments or questions regarding the Company's filing on Form 10-KSB for the year ended December 31, 2005, please contact us.  We may be reached at 011 971
4 881 6142.

Sincerely,

/s/ Digamber Naswa
Digamber Naswa
Chief Financial Officer
WWA Group, Inc.

Attachments

Purchases         Auction Date        Company                         Name                                 Address                                      City       Code    Country
       $4,700.00  March 19-20, 2001   Gum Arabic Processing Ent.      Khalid                  Farah        Baladia Avenue    P.O. Box 3130              Khartoum   11      Sudan
      $58,800.00  March 19-20, 2001   Elnefeidi Group                 Ahmed                   Elnefeidi    P.O. Box 1222                                Khartoum   11      Sudan
-----------------
      $63,500.00

     $114,700.00  October 8-10, 2002  Aina for Construction and         Abdallah Mohd.          Ali Alniel   P.O. Box 8362                              Khartoum   11      Sudan
                                      Rehabilitation
      $34,000.00  December 17-19,     Steel and Concrete Frame Works    Sami Al Latif Mohamed   Bashier      P.O. Box 44228    Elekhwa Building 3rd     Khartoum   11      Sudan
                  2002                                                                                                       Floor Office 3
-----------------
     $148,700.00

     $621,650.00  April 8-10, 2003    Al Raki for Road and Bridges      Ala Eldin Awad          Ibrahim      P.O. Box 10591                             Khartoom   11      Sudan
      $24,000.00  April 8-10, 2003    Ibrahim Abdelaziz Mohamed       Ibrahim Abdelaziz       Osman        Amarat Street                                Khartoum   12      Sudan
                                      Osman                           Mohamed                              No. 15
     $224,300.00  July 27-28, 2003    M/s Bawga Company for Roads and   Mutasim                 Kanon                                                   Khartoum   11      Sudan
                                      Bridges
     $123,000.00  July 28, 2003       M/s Bawga Company for Roads and   Mutasim                 Kanon                                                   Khartoum   11      Sudan
                                      Bridges
      $44,000.00  October 11-13,      Mesa Intl for Investment Co     Mohamed O.              Gadalla      P.O. Box 12536                               Khartoum   11      Sudan
                  2003
      $55,000.00  October 11-13,      Ibrahim Abdelaziz Mohamed       Ibrahim Abdelaziz       Osman        Amarat Street                                Khartoum   12      Sudan
                  2003                Osman                           Mohamed                              No. 15
-----------------
   $1,091,950.00

     $167,500.00  March 13-15, 2004   Aina for Construction and         Abdallah Mohd.          Ali Alniel   P.O. Box 8362                              Khartoum   11      Sudan
                                      Rehabilitation
     $131,250.00  June 8-10, 2004     Steel and Concrete Frame Works    Sami Al Latif Mohamed   Bashier      P.O. Box 44228    Elekhwa Building 3rd     Khartoum   11      Sudan
                                                                                                                             Floor Office 3
      $47,350.00  June 8-10, 2004     Welcome Spare Parts             Abdulwahab M.           Saleh                                                     Khartoum   183     Sudan
                                      Mitsubishi Consult
      $29,500.00  September 21-25,    Welcome Spare Parts             Abdulwahab M.           Saleh                                                     Khartoum   183     Sudan
                  2004                Mitsubishi Consult
-----------------
     $375,600.00

         $300.00  February 5-7, 2005                                  Tariq Balla Abdulla     Osman                                                     Khartoum           Sudan
      $65,600.00  April 19-21, 2005                                   Mahmoud                 Babiriq      Baladia St. African Bldg. Ground Floor       Khartoum   183     Sudan
                                                                                              Kaila
      $29,500.00  April 19-21, 2005   Rebaida Const. Company          Mergani Elbushra Ahmed  Abozer       Khartoum Alamari  St# 51 Building 15         Khartoum           Sudan
      $72,800.00  September 10-12, 2005                               Mohamed Khalid Ali      Yousif       P.O. Box 8253                                Khartoum           Sudan
-----------------
     $168,200.00

      $26,500.00  February 21-23, 2006                                Mahmoud                 Babiriq      Baladia St. African Bldg. Ground Floor       Khartoum   183     Sudan
                                                                                              Kaila
     $114,250.00  June 17-19, 2006                                    Mohamed Adam            El Tayeb     266 Algarif                                  Khartoum           Sudan
                                                                                                           Sharj
-----------------
     $140,750.00

   $1,988,700.00

Purchases         Auction Date          Company                               Name                 Address                                            City        Code    Country
      $70,300.00  December 17-19, 2002  Fadhi Hadnan Ismail and Hassan Ahmed    Fadi       Ismaeel   Hassan A. Shihabi Trading and   Al-Yarmouk No.   Damascus    50      Syria
                                        Shabi                                                      Cont.                         29305
      $19,000.00  April 8-10, 2003      Andre Kozma                           Andre      Kozma     P.O. Box 64148                                     Damascus    50      Syria
      $16,000.00  June 8-10, 2004       Hassan A. Shihabi Trading and Cont.     Hassan A.  Shihabi   P. O. Box 29305               Al Yarmouk         Damascus    11      Syria
      $10,500.00  September 21-25,      Al Bayareq General Land Transport     Ala Khodr  Al Bitar                                                     Damascus    3       Syria
                  2004
      $86,500.00  September 10-12,      Soukar Company                        Haitham    Soukar    P.O. Box 2143                                      Damascus    11      Syria
                  2005

     $202,300.00

   $1,988,700.00

   $2,191,000.00